UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

Windstream Holdings, Inc.	Delaware	001-32422	46-2847717
Windstream Services, LLC	Delaware	001-36093	20-0792300
(Exact name of registrant as specified in its charter)	(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4001 Rodney Parham Road
Little Rock, Arkansas		72212
(Address of principal executive offices)		(Zip Code)

	Kristi Moody
Executive Vice President, General Counsel & Corporate Secretary
	(501) 748-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Windstream Holdings, Inc.’s and Windstream Services, LLC’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.windstream.com.

Item 1.02 Exhibit

The Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Windstream Holdings, Inc.
Windstream Services, LLC

By:	/s/ Kristi Moody
Name:	Kristi Moody
Title:	Executive Vice President, General Counsel & Corporate Secretary

May 30, 2019

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